August 28, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:	INSU Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-1
Filed August 27, 2020
File No. 333-240205

Ladies and Gentlemen:

On behalf of INSU Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 28, 2020 relating to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed with the Commission on August 27, 2020. We are concurrently filing via EDGAR an amended Form S-1 (the “Amended Form S-1”).

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Amendment No. 2 to Form S-1 filed on August 27, 2020

Report of Independent Registered Public Account Firm, page F-2

1.	Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

The Company acknowledges the Staff’s comment and has revised the report of the independent registered public accounting firm.

* * * * *

If you have any questions regarding this letter, please contact Mark E. Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ John Butler
John Butler
President and Chief Executive Officer
INSU Acquisition Corp. II

cc:	Mark E. Rosenstein, Esquire
Ledgewood, PC

Erin E. Martin
U.S. Securities and Exchange Commission

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